June 10, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Gregory Dundas

VIA EMAIL AND EDGAR

Re:          Customers Bancorp, Inc.
Amendment No. 5 to Registration Statement on Form S-l
Filed April 18, 2011
File No. 333-166225

Customers Bancorp, Inc. (the “Company”) hereby transmits for filing Amendment No. 6 to our Registration Statement on Form S-1, File No. 333-166225 (“Form S-1”).

In addition, this cover letter is being filed via EDGAR in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated May 3, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 6 to the Form S-1, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.  Page numbers refer to the filed copy of Amendment No. 6 to the Form S-1.

General

1.
We note your response to our prior comment 2. However, it appears that the company may have provided Commonwealth Advisers with projections of net income, tangible book value per share and other metrics through 2015. Please revise to include these in the document or tell us why they are not material.

We have revised the Form S-1 at page 72 in response to the Staff’s comment.

2.
Please consider the need to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X and to provide an updated consent from your independent accountants.

We have included in the Form S-1 interim financial statements reflecting first quarter 2011 results and attached updated consents from our independent accountants in response to the Staff’s comment.

3.
In accordance with our letters dated July 29, 2010 (USA Bank SAB Topic 1 :K request for relief) and September 29, 2010 (ISN Bank SAB Topic 1 :K request for relief), please revise your relevant disclosures throughout the filing to include an explanation for the omission of financial statements required under Rule 3-05 of Regulation S-X and the related pro forma financial information under Article 11 of Regulation S-X.

We have revised the Form S-1 at pages 113 and Customers F-38 in response to the Staff’s comment.

The Merger, page 57

4.	Please quantify the discussion, to the extent possible.

We have revised the Form S-1 beginning at page 55 in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 90

5.	Please identify the firms giving the tax opinions here and in Legal Matters.

We have revised the Form S-1 at pages 88 and 242 in response to the Staff’s comment.

Summary Selected Unaudited Pro Forma Condensed Financial Information Notes to Unaudited Pro Forma Combined Financial Information, page 145

6.
Please revise to explain the difference between the $4.1 million loan receivable discount as disclosed in note 6 and your disclosure of the adjustments to reflect the fair value of loans in note 7, which indicates the adjustment is $4.7 million.

In response to the Staff’s comment, we updated the loan receivable discount in Notes 6 and 7 to be consistent in the proforma notes to the financial statements as of March 31, 2011.  The changes are reflected in the Form S-1 at pages 143 and 144.

7.
We note your note 7 disclosure that a $ 1.5 million adjustment was made to reflect the removal of the allowance for loan losses. Please revise to explain the difference between this disclosure and that included in the Berkshire Bancorp, Inc. December 31, 2010 audited financial statements, which states that the allowance for loan losses was $1.6 million.

The allowance for loan losses that had been removed from Note 7 was updated to be consistent with the March 31, 2010 unaudited financial statements in the Form S-1 at page 144.

8.	Please revise to describe how prepayments are considered in the determination of contractual cash flows and cash flows expected to be collected.

We have revised the Form S-1 at page 144 for the proforma presentation in Note 7.

9.
Please revise your disclosure in note 7(b) to include the contractually required payments receivable, nonaccretable yield, cash flows expected to be collected, accretable yield, and the estimated fair value of those loans determined to be within the scope of ASC 310-30.

We have revised the Form S-1 at page 144 in response to the Staff’s comment.

10.
We note your disclosure in note 7(b) that the $ 1.5 million credit quality adjustment as it relates to the $89.0 million of loans determined not to be within the scope of ASC 310-30 will be recognized using the effective yield method over the life of the loans. Please revise to include enhanced disclosure clarifying whether your accounting policy is to recognize interest income for the discount accretion based on the acquired loans’ contractual cash flows as described in the guidance for accounting for loan origination fees and costs included in ASC 310-20 or to recognize interest income based on the acquired loans’ expected cash flows, as described in the guidance for accounting for loans acquired in a transfer that have deteriorated in credit quality since origination included in ASC 310-30. In the event your accounting policy is based on expected cash flows, please revise to include all of the disclosure requirements in ASC 310-30.

We have revised the Form S-1 at page 144 in response to the Staff’s comment.

11.
Please revise your disclosure describing your pro forma adjustments (D), (E) and (F) on page 148 to clarify whether you are recognizing income based on the level yield method or a method that approximates the level yield method.

We have revised the Form S-1 at page 147 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Customers Bank Asset Quality, page 166

12.
We note your response to comment 22 of our letter dated February 10, 2011 and your revised footnote disclosure to the allowance for loan losses to total non-covered loans ratio on page 167. In order to provide further transparency surrounding these disclosures, please further enhance this disclosure to:

•	Clarify, if true, that none of the manufactured housing loans or mortgage warehouse loans were classified as non-accrual or non-performing at December 31, 2010 and 2009;

•	Quantify the amount of allowance associated with the non-covered mortgage warehouse and purchased manufactured housing loans at December 31, 2010 and 2009;

•	Quantify the following ratios excluding the non-covered mortgage warehouse and purchased manufacture housing loans:

■	Non-accrual loans to total non-covered loans;

■	Non-performing non-covered loans to non-covered total loans;

■	Non-performing non-covered assets to non-covered total assets;

■	Non-accrual non-covered loans and 90+ days delinquent to non-covered total assets; and

■	Allowance to total non-covered loans.

At March 31, 2011, December 31, 2010 and 2009, the non-covered manufactured housing and non-covered mortgage warehouse loan portfolios did not have any non-accrual or non-performing loans, as defined.  We have revised the Form S-1 at pages 159 and 176 in response to the Staff’s comment.

The allowance related to the non-covered manufactured housing and non-covered mortgage warehouse loan portfolios were $0 and $465 at December 31, 2010, respectively, and $0 at December 31, 2009 for both portfolios, and are disclosed in the Form S-1 at page 175.  The allowance related to the non-covered manufactured housing and non-covered mortgage warehouse loan portfolios were $0 and $507 at March 31, 2011, respectively and are disclosed in the Form S-1 at page Customers F-14.

We have revised the Form S-1 at page 159 and 176 to include the asset quality ratios excluding the manufactured housing and mortgage warehouse loan portfolios at December 31, 2010 and 2009.

13.
Please revise the line item description for the second asset quality ratio presented on page 167 from “non-performing loans to non-covered total loans” to “non-performing non-covered loans to non-covered total loans”.

We have revised line item descriptions in the Form S-1 at page 176 in response to the Staff’s comment.

Customers Bank Financial Statements Balance Sheets, page Customers F-2

14.
We note the loans held for sale balance of $199.97 million and net loans receivable not covered under FDIC loss share agreements balance of $498.96 million at December 31, 2010, compared to no loans held for sale and a net loans receivable not covered under FDIC loss share agreements balance of $636.54 million at September 30, 2010 based on your disclosures on page Customers F-l of your Amendment No. 4 to Form S-l/A dated March 11, 2011. Given the decrease in your net loans receivable balance in the last quarter of 2010, please tell us if there were any reclassifications to loans held for sale and, if so, revise to include disclosures by portfolio segment of such reclassifications or sales in accordance with ASC 310-10-50-1 lB(f).

There were no loans transferred from the loan portfolio held for investment to loans held for sale during the 4th quarter of 2010.  One mortgage warehouse customer revised its agreements to a purchase loan arrangement from a repurchase agreement causing the change in presentation at December 31, 2010.

Notes to Financial Statements
Note 1 - Summary of Significant Accounting Policies Loans Receivable, page Customers F-7

15.	Please revise to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-1 lB(b) for guidance.

We have revised the Form S-1 at page Customers F-32 to provide our charge off policy with respect to our loan portfolio segments.

Allowance for Loan Losses, page Customers F-8

16.
We note your disclosure on page F-8 describing your loan portfolio segments and classes. In particular, we note that this disclosure indicates that you have not identified loans acquired with deteriorated credit quality (accounted for in accordance with subtopic ASC 310-30) as a separate portfolio segment or class of financing receivable. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 in making this determination. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. If you determine that there should be a separate portfolio segment or class of financing receivable for your loans acquired with deteriorated credit quality, please revise your disclosures accordingly.

The loan portfolio segments disclosed within the financial statements are at the level we use to develop and document our methodology to determine the allowance for loan losses.   These portfolio segments, excluding the residential real estate loan segment which has two classes, are also consistent with the level which we also assess and monitor risk.  In addition, loans acquired with credit deterioration have an initial valuation other than amortized cost and were presented as separate classes within each applicable portfolio segment. We have revised the Form S-1 at pages Customers F-42 and Customers F-44 to separate out the loans acquired with credit deterioration into separate classes within the applicable loan portfolio segments.

17.	Please revise to describe the risk characteristics of each loan portfolio segment. Refer to ASC 3 10-10-50-1 lB(a)(2) for guidance.

We have revised the Form S-1 at page Customers F-31 to disclose the risk characteristic for each loan portfolio segment.

Note 5 - Loans Receivable, page Customers F-l 7

18.
We note your response to comments 24 and 26 of our letter dated February 10, 2011 that you revised the Form S-l at page F-20 to address our comments. However, we are unable to locate these disclosures on page F-20 or anywhere in Note 5. Please address the following regarding your accounting treatment for loans acquired in connection with the USA Bank and ISN Bank FDIC assisted transactions:

•
Revise your disclosures to more clearly identify the loans at acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans;

•
Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models, including a discussion of the parameters for establishing and assembling the pools of loans which were subject to each of these accounting models;

•	Revise your disclosure to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30.

At the point of acquisition of both USA Bank and ISN Bank, we evaluated each loan portfolio to determine the approach for the determination of loans with credit deterioration.  Due to the significant value per loan for the USA Bank loan portfolio, we evaluated on a loan by loan basis.   We obtained the past due history of the loan portfolio for the previous eighteen months, non-accrual and delinquency listings as of the acquisition date, reviewed individual loan files to determine what loans met the scope as an acquired credit deteriorated loan.  The ISN Bank acquisition was approached in the same manner as USA Bank, however, as we went through this process we determined that we could create certain pools of loans with similar risk characteristics and balances that were not considered individually significant.

As a result of the detailed review of the portfolio, we had not analogized loans to ASC 310-30.

We have revised the Form S-1 at page Customers F-34 to clarify our identification process  under ASC 310-30.

19.
As a related matter, your response to comments 24 and 26 of our letter dated February 10, 2011 states that you have included the disclosures under ASC 310-30-50 in the December 31, 2010 financial statements. However, we are unable to locate these disclosures. Please tell us where each of the disclosure requirements of ASC 310-30-50 are located in your financial statements or revise your document to include all of the required disclosures for each of your FDIC assisted transactions that occurred during the fiscal year ended December 31, 2010.

We have revised the Form S-1 at page Customers F-45 in response to the Staff’s comment.

20.
Please revise to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-1 lB(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

We have revised the Form S-1 at pages Customers F-43 and Customers F-44 in response to the Staff’s comment.

21.	Please revise to disclose the following information for your loans receivable covered under FDIC loss sharing arrangements:

•	The recorded investment by credit quality indicator. Refer to ASC 310-10-50-29(b) and 310-10-55-8;

•
A description of the credit quality indicator. Refer to ASC 3l0-l0-50-29(a) In this regard, we believe it is appropriate to ensure that credit quality indicators for purchased impaired loans are disclosed separately;

•	For each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c); and

•	If you use internal risk ratings, qualitative information on how you relate the likelihood of loss. Refer to ASC 310-10-50-30.

Alternatively, tell us how you determined that this information was not required to be disclosed.

We have revised the Form S-1 at page Customers F-44 to include the credit quality indicators for the covered loan portfolio for each loan portfolio segment at December 31, 2010.

22.
We note your response to comments 25 and 27 of our letter dated February 10, 2011 and your revised disclosure on page Customers F-20 and remain unclear as to how you calculated the nonaccretable and accretable yield and in particular, why the accretable yield is so low. Please provide us with the following for both your USA Bank and ISN Bank FDIC assisted transactions:

•	Your analysis of the loan portfolio used to support the amount of the initial investment, the accretable yield and non-accretable yield;

•	In detail, the methodology, inputs and key assumptions used in your analysis to measure each key element;

•
Whether your initial investment in acquired loans was measured based on the fair value of the loans. Please explain how you factored risks other than credit (liquidity, market, etc) in you measurement of the initial investment; and

•
Whether your estimate of cash flows expected at acquisition was discounted or undiscounted. If you used a discounted cash flow methodology to measure your initial investment, please tell us the discount rate used, how it was determined, and whether the discount rate was the effective interest rate of the loans.

We have evaluated the methodology for the accretable and non-accretable balances and have revised our calculations and disclosures, accordingly.  Two factors are the primary factors that contributed to the low accretable balance:

(a)
Non-accrual loans on the date of acquisition, where the contractual cash flows would not be expected for repayment of the principal balance.  Total contractual cash flows of the non-accrual loans were $51.5 million and $18.3 million on the dates of acquisition for the USA Bank and ISN Bank, respectively.

(b)	The weighted average life of the loans were 3.0 years and 5.4 years for the USA Bank and ISN Bank, respectively.

We have revised the Form S-1 at page Customers F-45 to provide clarity with respect to the effects of the items discussed in (a) and (b) above on the accretable balance.  We further note at page Customers F-34 that the estimated cash flows were discounted based upon the current market environment for each type of loan.

23.
We note your disclosure on page Customers F-20 that the outstanding balance of covered loans is $50.4 million at December 31, 2010 and were deemed impaired under ASC 310-30 at acquisition date. Please explain the difference between this disclosure and that on page Customers F-17 stating that the outstanding balance of covered loans was $ 164.9 million at December 31, 2010.

At the point of acquisitions of both USA Bank and ISN Bank, we evaluated each loan portfolio to determine the approach for the determination of loans with credit deterioration.  Due to the significant value per loan for the USA Bank loan portfolio, we evaluated on a loan by loan basis.   We obtained the past due history of the loan portfolio for the previous eighteen months, non-accrual and delinquency listings as of the acquisition date, reviewed individual loan files to determine what loans met the scope as an acquired credit deteriorated loan.  The ISN Bank acquisition was approached in the same manner as USA Bank, however, as we went through this process were determined that we could create certain pools of loans with similar risk characteristics and balances.  We have revised the Form S-1 at page Customers F-45 to disclose the outstanding balance, as defined under ASC 310-30-50.

24.
We note your disclosure on page Customers F-20 that you established a policy to apply the cash flows received from the credit deteriorated loans (impaired loans) to principal until the cash flows of the loans accounted for under ASC 310-30-55 exceed initial estimates and that the loans are currently on non-accrual status. We also note your presentation of changes in accretable yield, which indicates you recognized $417 thousand in interest income on your purchased impaired loans, and your disclosure that if cash flows estimate of the impaired acquired loans increase, a reclassification from the non-accretable discount to the accretable discount will be estimated and accreted over the life of the loan. In order to provide further transparency around these income recognition disclosures, please refer to ASC 310-30-35-3 and revise your disclosures to more clearly address the following:

•
The amount of loans acquired in each of the FDIC assisted transactions for which you have a reasonable expectation about the timing and amount of cash flows expected to be collected and are therefore recognizing interest income;

•
The amount of loans acquired in each of the FDIC assisted transactions for which you do not have a reasonable expectation about the timing and amount of cashflows expected to be collected and have therefore placed the loans on nonaccrual status and applied the cost recovery method or cash basis method of income recognition; and

•	The date(s) that these loans were placed on non-accrual status.

We have evaluated the methodology for the accretable and non-accretable balances and have revised our calculations and disclosures, accordingly.  Two factors are the primary factors that contributed to the low accretable balance:

(a)
Non-accrual loans on the date of acquisition, where the contractual cash flows would not be expected for repayment of the principal balance.  Total contractual cash flows of the non-accrual loans were $51.5 million and $18.3 million on the dates of acquisition for the USA Bank and ISN Bank, respectively.

(b)	The weighted average life of the loans were 3.0 years and 5.4 years for the USA Bank and ISN Bank, respectively.

We have revised the Form S-1 at page Customers F-45 to provide clarity with respect to the effects of the items discussed in (a) and (b) above on the accretable balance.  We further note at page Customers F-34 that the estimated cash flows were discounted based upon the current market environment for each type of loan.  We also have disclosed the loans that did not have characteristics of credit deterioration on the date of acquisition, and were therefore not further evaluated under ASC 310-30.

Note 13 - Federal Income Taxes, page Customers F-25

25.
We note your response to comment 28 of our letter dated February 11, 2011 and your revised disclosures on page Customers F-26 supporting your reversal of the deferred tax valuation allowance during the year ended December 31,2010. In order to more fully understand your conclusion that no valuation allowance is necessary at December 31, 2010, please provide us with the following;

•
An in depth discussion of how you plan to generate taxable income from the two bank acquisitions considering your disclosure on page Customers F-20 and elsewhere in the Form S-l indicating that the majority of the assets acquired (i.e., loans) are on non-accrual status. In this regard it is noted that as of December 31, 2010 the balance of accretable yield associated with these acquisitions was only $490 thousand;

•
An analysis detailing the Bank’s performance during the second and third quarters of 2010 supporting your response that the Bank returned to profitability during the second quarter of 2010 and third quarter when the bargain purchase gains and the costs associated with the acquisition are not included;

•	A similar analysis detailing the Bank’s performance during the fourth quarter of 2010;

•
Any other positive evidence considered, specifically addressing how you were able to overcome the significant negative evidence that you appear to be in a cumulative three year loss position if not for the bargain purchase gain recognized during the year ended December 31, 2010; and

•	Consider the need to revise your document to include early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

The primary source of future taxable income we relied upon in our analysis to support our conclusion that no valuation allowance was required at September 30, 2010 and therefore our support for the reversal of the valuation allowance was the projected taxable income to be generated by the future reversal of taxable temporary differences associated with the two FDIC assisted transactions.  The future taxable income from the FDIC acquisitions is anticipated to be approximately $40.3 million as of the date of the acquisitions and $27.5 million at December 31, 2010.   The future taxable income results from the fact that the FDIC loss sharing receivables do not have a tax basis under the income tax rules at the acquisition date. Consequently, deferred tax liabilities are recorded in relation to those agreements. Proceeds received from the FDIC under the loss sharing agreements result in taxable income.  There are additional tax and book valuation differences but the FDIC loss sharing receivable is the primary source of future taxable income.   The loss sharing agreements between the Bank and the FDIC provided positive evidence that there is sufficient taxable income to reverse the valuation allowance.

The taxable losses prior to 2010 were considered, however, with sufficient taxable income from the book and tax differences from the two FDIC acquisitions.  Further, the Bank has gone through substantial changes starting in June 2009.  The following are some highlights of the changes in the Bank that have already been implemented and have started to have an impact on the Bank’s ability to generate income:

•
New management team, including our CEO, President, CFO, divisional leadership within retail and mortgage warehouse lending were added in 2009.  The new management team has substantial financial services experience and has been successful in running profitable financial institutions.

•
New interest earning asset products were introduced, including the mortgage warehouse division which commenced in August 2009 and manufactured housing in August 2010.  Industry experts in the mortgage warehouse business were hired to implement the asset growth plan for mortgage warehouse lending that grew from an average balance of $14.0 million in 2009 to an average outstanding balance of $221.8 in 2010. The Bank purchased a $104.5 million manufactured housing loan portfolio in August 2010 with an average yield of 7.8% during the post acquisition period in 2010.

•	Capital growth plans that generated $81.2 million during the period of June 2009 through March 2011.

•	Acquisition strategy to gain access to geographical areas where continued growth is anticipated, possibly including FDIC assisted acquisitions.

We have revised the Form S-1 at page 168 to provide additional forward looking information that may influence the likelihood of a valuation allowance being required in future periods.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707) or David F. Scranton (dscranton@stradley.com or 610-640-5806) should you have any questions regarding this response letter or Amendment No. 6 to the Form S-1.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS BANCORP, INC.

By: /s/ Thomas R. Brugger
Name: Thomas R. Brugger
Title: Executive Vice President and Chief Financial Officer